Exhibit 99.2

OEM Group, LLC and

Subsidiaries

Consolidated Financial Report (Unaudited)

December 31, 2017

Contents

Financial statements

Consolidated balance sheets	1

Consolidated statements of operations and comprehensive loss	2

Consolidated statements of members’ equity	3

Consolidated statements of cash flows	4

Notes to consolidated financial statements	5-16

OEM Group, LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2017 and 2016

	2017	2016
Assets
Current assets:
Cash	$1,177,589	$2,043,415
Accounts receivable, net	5,268,280	5,556,792
Inventories, net	8,110,331	8,778,522
Cost and estimated earnings in excess of billings on contracts in process	1,020,127	1,589,206
Prepaid expenses and other current assets	1,873,256	1,851,161

Total current assets	17,449,583	19,819,096
Property, plant and equipment, net	2,736,739	2,767,044
Intangible assets, net	8,134,217	8,966,840
Goodwill, net	10,530,481	11,813,382
Other noncurrent assets	361,429	172,766

	$39,212,449	$43,539,128

Liabilities and Members’ Equity
Current liabilities:
Current portion of long-term debt	$300,070	$1,321,378
Accounts payable	6,317,706	5,617,515
Customer deposits	556,297	2,240,849
Billings in excess of costs and estimated earnings on contracts in process	297,131	2,277,303
Other current liabilities and accrued expenses	2,243,655	1,307,119

Total current liabilities	9,714,859	12,764,164
Long-term debt, less current portion	28,221,226	24,718,367

Total liabilities	37,936,085	37,482,531
Members’ equity	1,276,364	6,056,597

	$39,212,449	$43,539,128

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

Year Ended December 31, 2017, and Period From March 16, 2016,

Through December 31, 2016

	2017	2016
Revenues	$41,849,483	$36,462,822
Cost of revenues	28,373,503	24,546,110

Gross profit	13,475,980	11,916,712

Operating expenses:
General and administrative	11,494,883	9,709,825
Amortization	2,115,524	1,674,790

	13,610,407	11,384,615

(Loss) income from operations	(134,427)	532,097

Other (expense) income:
Interest expense	(4,552,407)	(3,671,606)
Other, net	16,539	(154,790)

	(4,535,868)	(3,826,396)

Loss before income tax expense	(4,670,295)	(3,294,299)
Income tax expense	226,107	263,817

Net loss	(4,896,402)	(3,558,116)
Other comprehensive income (loss):
Foreign currency translation adjustment	116,169	(54,285)

Comprehensive loss	$(4,780,233)	$(3,612,401)

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Consolidated Statements of Members’ Equity

Year Ended December 31, 2017, and Period From March 16, 2016,

Through December 31, 2016

				Accumulated
				Other	Total
	Membership Interests		Accumulated	Comprehensive	Members’
	Class A	Class B	Deficit	(Loss) Income	Equity
Balance, March 16, 2016	$6,648,000	$3,312,000	$—	$—	$9,960,000
Distribution—transaction costs	—	—	(291,002)	—	(291,002)
Net loss	—	—	(3,558,116)	—	(3,558,116)
Foreign currency translation adjustment	—	—	—	(54,285)	(54,285)

Balance, December 31, 2016	6,648,000	3,312,000	(3,849,118)	(54,285)	6,056,597
Net loss	—	—	(4,896,402)	—	(4,896,402)
Foreign currency translation adjustment	—	—	—	116,169	116,169

Balance, December 31, 2017	$6,648,000	$3,312,000	$(8,745,520)	$61,884	$1,276,364

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended December 31, 2017, and Period From March 16, 2016,

Through December 31, 2016

	2017	2016
Cash flows from operating activities:
Net loss	$(4,896,402)	$(3,558,116)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	106,980	235,358
Amortization of intangibles and goodwill	2,115,524	1,674,790
Amortization of debt discount	1,340,043	1,379,137
Amortization of debt issuance cost	131,388	89,609
Elimination of note payable pursuant to summary judgment ruling	(467,000)	—
Bad debt expense	8,878	56,833
Provision for inventory reserves	197,448	435,898
Decrease (increase) in assets:
Accounts receivable	342,610	(2,381,841)
Inventories	470,743	(204,703)
Cost and estimated earnings in excess of billings on contracts in process	569,079	593,880
Prepaid expenses and other assets	(210,758)	(808,831)
Increase (decrease) in liabilities:
Accounts payable and other current liabilities	1,636,727	(2,961,088)
Billings in excess of costs and estimated earnings on contracts in process	(1,980,172)	1,805,683
Customer deposits	(1,684,552)	(1,981,332)

Net cash used in operating activities	(2,319,464)	(5,624,723)

Cash flows from investing activities:
Purchases of property and equipment	(76,675)	(356,979)

Net cash used in investing activities	(76,675)	(356,979)

Cash flows from financing activities:
Borrowings on revolving credit note payable	2,900,000	6,509,848
Payments on revolving credit note payable	(850,000)	(500,000)
Borrowings on long-term debt	48,730	1,613,605
Payments on long-term debt	(621,610)	(1,141,317)
Distribution	—	(291,002)

Net cash provided by financing activities	1,477,120	6,191,134

Effect of exchange rates on cash	53,193	36,120

Net (decrease) increase in cash	(865,826)	245,552
Cash:
Beginning of period	2,043,415	1,797,863

End of period	$1,177,589	$2,043,415

Supplemental disclosures of cash flow information:
Cash paid for interest	$2,844,000	$2,143,000

Cash paid for income taxes	$213,000	$227,000

See notes to consolidated financial statements.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: OEM Group, LLC (OEMG) and Subsidiaries (collectively, the Company) are suppliers of semiconductor capital equipment solutions to the global market of manufacturers of computer chips, and adjacent markets such as LED lighting and sensors. The Company designs, manufacturers, sells, installs and services its products worldwide. In addition to supplying the capital equipment, the Company also supplies spare parts, field service, upgrades and software to support the equipment in its customers’ global manufacturing sites.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of OEMG and its wholly owned subsidiaries, OEM Group Japan, G.K. (OEMJ), OEM Technologies, LLC (OEMT), OEM-TEG, LLC (OEM-TEG), OEM Spares, LLC (OEMS), OEM Group, Inc. Taiwan Branch (OET), OEM Group East, LLC (OEE), OEM Group Austria GmbH (OEA), OEM Group Singapore Pte. Limited (OES) and OEM Group IC-DISC, Inc. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign operations: Assets located outside of the United States approximated $4,141,000 and $5,588,000 at December 31, 2017 and 2016, respectively (of which approximately $611,000 and $489,000 were deposited in bank accounts outside of the United States). Revenues earned outside of the United States approximated $12,088,000 and $10,052,000, respectively, for year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016.

Foreign currency translation: The functional currency of OEMT, OEM-TEG, OEMS, OET, OEE, OEA and OES is the United States dollar. The functional currency of OEMJ is the Japanese yen. Assets and liabilities measured in Japanese yen have been translated into U.S. dollars using exchange rates in effect at balance sheet dates. Revenues and expenses measured in Japanese yen have been translated using average exchange rates prevailing during the year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016. Capital accounts have been translated using exchange rates in effect when the capital was originally contributed. Translation adjustments have been accounted for as other comprehensive income (loss) in the consolidated statements of members’ equity.

Transactions in foreign currencies are translated at the current exchange rates as of the date on which they are recognized. Such losses, net of any gains, of approximately $176,000 and $38,000, respectively, during 2017 and 2016, are included within operating expenses in the accompanying consolidated statements of operations and comprehensive loss.

Accumulated other comprehensive loss and comprehensive loss: The Company’s accumulated other comprehensive loss is comprised of foreign currency translation adjustments.

Cash: The Company maintains its U.S. cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to a significant credit risk.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Accounts receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company generally does not charge interest on past-due balances, and the Company does not require collateral for accounts receivable. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The allowance for doubtful accounts approximated $34,000 and $42,000, respectively, at December 31, 2017 and 2016.

Inventories: Inventories are stated at the lower of cost or net realizable value, with cost determined on the first-in, first-out basis. Provisions are made to reduce excess and obsolete inventories to their estimated net realizable value. The process for evaluating the value of excess and obsolete inventories requires the Company to make judgments and estimates concerning product changes, future demand and market conditions.

Property, plant and equipment: Property, plant and equipment in service as of the date of the Restructuring Agreement (see Note 2) are stated at their estimated fair values. Purchases of property and equipment subsequent to such date are stated at cost. Maintenance and repairs are charged to operations as incurred. Expenditures that significantly extend the useful lives of assets are capitalized.

Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Useful lives are as follows:

Computer and office equipment	3-7 years
Machinery equipment	7 years
Building	39 years
Leasehold improvements	Lesser of life of asset or lease

Debt issuance costs: Debt issuance costs are carried at cost less accumulated amortization as a direct deduction from the carrying amount of the related debt. The costs are amortized over the terms of the related loans using the effective interest method. Amortization expense is classified as interest expense in the accompanying consolidated statements of operations and comprehensive loss.

Discount on notes payable: Debt discounts are reflected as a reduction of debt and are amortized into interest expense over the terms of the related loans using the effective interest method.

Impairment of long-lived assets: The Company evaluates impairment of long-lived assets in accordance with U.S. GAAP. The Company assesses the impairment of long-lived assets, including property and equipment, and purchased intangibles subject to amortization, when events or changes in circumstances indicate that the carrying amount of an asset held may not be recoverable. In such instances, the Company assesses long-lived assets for impairment by determining their estimated fair value based on the forecasted, undiscounted cash flows that the assets are expected to generate, plus the net proceeds expected to be realized from the sale of the assets. An impairment loss is recognized when the estimated fair value of an asset is less than its net book value. The amount of loss, in such instances, is equal to the difference between the asset’s net book value and its estimated fair value.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Forecasts of future cash flows are judgments based on the Company’s experience and knowledge of its business and the industries in which it operates. These forecasts could be significantly affected by future changes in market conditions, the economic environment and capital spending decisions of the Company’s customers, and inflation. The Company believes that the future cash flows to be received from its long-lived assets exceed the carrying value of the assets and, accordingly, the Company did not recognize an impairment loss during the year ended December 31, 2017, or the period from March 16, 2016, through December 31, 2016.

Intangible assets: Intangible assets with finite lives are amortized on a straight-line basis over the estimated lives, as follows:

Trade names/trademarks	15 years
Proprietary technology	9-11 years

Goodwill: Goodwill originated from the March 16, 2016, change of control and represents the excess of the fair value of debt exchanged plus the fair value of the noncontrolling interest over the fair value of the identifiable net assets at such date (see Note 2). The Company evaluates goodwill and other identifiable intangible assets for impairment in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, Goodwill and Other Intangible Assets. In January 2014, the FASB issued Accounting Standards Update (ASU) 2014-02, Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill, which allows private companies an accounting alternative for the subsequent measurement of goodwill. The pronouncement permits a private company to elect to amortize goodwill on a straight-line basis over a period of 10 years, or less than 10 years if the Company demonstrates that another useful life is more appropriate. It also permits a private company to apply a simplified impairment model to goodwill.

Under the aforementioned accounting alternative, goodwill is tested for impairment when a triggering event occurs indicating that the fair value of a company (or a reporting unit) may be below its carrying amount. The amount of goodwill impairment, if any, is equal to the excess of the company’s carrying amount over its fair value. The Company elected to adopt this guidance and to test goodwill for impairment at the entity level. Management determined that there was no impairment charge required during 2017. As a result of the Company’s adoption of the accounting alternative, the Company recognized amortization expense of approximately $1,283,000 and $1,016,000, respectively, for the year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016. Management anticipates that the Company will recognize future amortization expense, resulting from this election, of approximately $1,283,000 during each year through March 2026.

Customer deposits: Customer deposits represent payments received in advance from customers on sales contracts.

Revenue and cost recognition—systems: The Company recognizes revenue from sales of systems on either the percentage-of-completion method or the completed-contract method. Each contract is evaluated on an individual basis to determine which method is appropriate.

Percentage-of-completion method: The percentage-of-completion method recognizes income as work on a contract progresses. Progress is measured by the percentage of total costs incurred to date to management’s estimated total costs to be incurred for each contract. This method is used because management considers expended costs to be the best available measure of progress on the contracts. Because of the inherent uncertainties in estimating costs, it is reasonably possible that the estimates used will change within the near term.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income, and are recognized in the period in which the revisions are determined.

The asset “costs and estimated earnings in excess of billings on contracts in process” represents revenues recognized in excess of amounts billed. The liability “billings in excess of costs and estimated earnings on contracts in process” represents billings in excess of revenues recognized.

Completed-contract method: Under the completed-contract method, income is recognized only when a contract is completed or substantially completed. Accordingly, during the period of performance, billings and costs are accumulated as work-in-process inventory on the consolidated balance sheets, but no profit or income is recorded before completion or substantial completion of the work. Circumstances considered in determining substantial completion primarily include customer acceptance and compliance with performance specifications.

Revenue and cost recognition—services, parts and upgrades: Service revenues are recognized when the services are performed. Parts and upgrades revenues are recognized upon shipment and when title and risk of loss have passed to the customer.

Shipping and handling costs: Direct costs associated with the shipment of products are included as a component of cost of sales.

Warranties: The Company accounts for warranties based on estimates of future costs associated with fulfilling its warranty obligation. The estimates are derived from historical cost experience. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term. The consolidated financial statements include a product warranty reserve, which is included as a component of other current liabilities and accrued expenses. As of December 31, 2017 and 2016, and for the year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016, the warranties are as follows:

	2017	2016
Accrued warranties, beginning of period	$599,306	$747,147
Claims paid	(131,267)	(149,486)
Change in liability for warranties issued during the year and adjustments to pre-existing warranties	33,106	1,645

Accrued warranties, end of period	$501,145	$599,306

Income taxes: The Company and its U.S. subsidiaries are organized as limited liability companies and are treated as pass-through entities for income tax purposes. Each member is allocated and is responsible for their proportionate share of the Company’s taxable income or loss. Accordingly, no provision for U.S. federal income taxes has been recorded in the accompanying consolidated financial statements.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

The Company reflects foreign income taxes relating to foreign income earned. Foreign subsidiaries are taxed as corporations in their respective jurisdictions. When applicable, deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.

The authoritative guidance relating to the accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. In addition, guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition is also provided. There are no tax positions that the Company’s management has determined to be uncertain.

Recent accounting pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers (Topic 606), which requires companies to recognize the amount of revenue that it expects to be entitled to for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is not permitted. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact of the pending adoption of the new standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows with the objective of reducing existing diversity in practice with respect to these items. ASU 2016-15 will be effective for the Company on January 1, 2019. ASU 2016-15 requires a retrospective transition method. However, if it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated statements of cash flows.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through June 8, 2018, the date the consolidated financial statements were available to be issued.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Restructuring Transaction

On March 16, 2016, OEMG, its owners and THL (note holder) executed a Restructuring Agreement pursuant to which the note holders contributed warrants (deemed to have no value) and outstanding notes, including accrued interest, in the amount of approximately $15,549,000, in exchange for 10,000 Class A Membership Interests of OEMG with a fair value of $6,648,000, which effectuated a change in control. Concurrent with such transaction, the parties executed a Second Amended and Restated Note Purchase Agreement (Agreement) that provided for various borrowing facilities (see Note 7). In addition, the former owners of OEMG converted their equity interests into 10,000 new Class B membership interests in OEMG with a fair value of $3,312,000. Such fair value was based on fair value of the Class A Membership Interests, without applying a minority discount, due to preferential Class B member liquidation rights and management’s considerations regarding control and marketability among the classes of interests.

Due to the note holder’s election to apply push-down accounting, the transaction was accounted for in accordance with FASB ASC 805, Business Combinations. In connection with the transaction, the Company paid $291,000 of transaction costs on behalf of the members, which were recorded as distributions during the period from March 16, 2016, through December 31, 2016. In addition, the Company incurred approximately $330,000 in debt issuance costs, which have been reflected as a debt discount.

The estimated fair values of the assets and liabilities as of the date of the Restructuring Transaction are as follows:

Cash	$1,797,000
Accounts receivable	3,230,000
Inventories	9,009,000
Costs and estimated earnings in excess of billing on contracts in process	2,183,000
Prepaid expenses and other current assets	1,219,000
Property, plant and equipment	2,656,000
Intangible assets	9,626,000
Goodwill	12,829,000
Accounts payable	(8,214,000)
Customer deposits	(4,218,000)
Billings in excess of costs and estimated earnings on contracts in process	(472,000)
Other current liabilities and accrued expenses	(1,596,000)
Related-party notes payable	(17,430,000)
Notes payable	(659,000)

Total consideration	$9,960,000

The consolidated statement of operations and comprehensive loss for the period from March 16, 2016, through December 31, 2016, includes the results of operations of the business since the date of the Restructuring Transaction. The assets and liabilities at such date were recorded at their estimated fair values, as determined by the Company’s management with the assistance of external valuation experts, based on information currently available and on current assumptions as to future operations. The excess of the fair value of the debt exchanged for Class A Membership Interests plus the fair value of the noncontrolling interest over the fair value of the net assets at such date have been recognized as goodwill. Management believes that goodwill relates primarily to the value of customer-related intangibles and an assembled workforce, which were subsumed into goodwill in accordance with ASU 2014-18. Goodwill is not expected to be deductible for income tax purposes.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Restructuring Transaction (Continued)

The weighted-average amortization period for intangible assets acquired in the above acquisition are as follows:

		Weighted-
		Average
	Amounts	Amortization
	Allocated	Period (Years)
Proprietary technology	$7,615,000	10.9
Trade names/trademarks	2,011,000	15.0

	$9,626,000

The fair values of proprietary technology and trade names/trademarks were based on a discounted cash flow model using the relief-from-royalty method.

Note 3. Inventories

Inventories consisted of the following at December 31:

	2017	2016
Raw materials and spare parts	$7,191,307	6,111,680
Work in process	1,552,370	3,102,740

Total inventories	8,743,677	9,214,420
Less allowance for obsolete and slow-moving items	(633,346)	(435,898)

Total inventories, net	$8,110,331	$8,778,522

Note 4. Contracts in Process

Contracts in process consisted of the following at December 31:

	2017	2016
Costs incurred on contracts in process	$5,249,665	$5,910,351
Estimated earnings	3,288,966	5,059,658

Total costs and estimated earnings	8,538,631	10,970,009
Less billings to date	(7,815,635)	(11,658,106)

Net amount	$722,996	$(688,097)

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 4. Contracts in Process (Continued)

Such amounts are included in the accompanying consolidated balance sheets at December 31 under the following captions:

	2017	2016
Cost and estimated earnings in excess of billings on contracts in process	$1,020,127	$1,589,206
Billings in excess of costs and estimated earnings on contracts in process	(297,131)	(2,277,303)

	$722,996	$(688,097)

Note 5. Property, Plant and Equipment

Property, plant and equipment at December 31 consisted of the following:

	2017	2016
Land and building	$2,025,145	$2,017,265
Machinery and equipment	592,019	574,680
Leasehold improvements	123,990	123,990
Computer and office equipment	331,565	277,330

	3,072,719	2,993,265
Less accumulated depreciation	(335,980)	(226,221)

Property, plant and equipment, net	$2,736,739	$2,767,044

Depreciation expense approximated $107,000 and $235,000 for the year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016, respectively.

Note 6. Intangible Assets

Intangible assets as of December 31 consisted of the following:

	2017			2016
	Gross			Gross
	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Proprietary technology	$7,615,000	$(1,251,580)	$6,363,420	$7,615,000	$(553,024)	$7,061,976
Trade names/trademarks	2,011,000	(240,203)	1,770,797	2,011,000	(106,136)	1,904,864

Total intangible assets	9,626,000	(1,491,783)	8,134,217	9,626,000	(659,160)	8,966,840
Goodwill	12,829,012	(2,298,531)	10,530,481	12,829,012	(1,015,630)	11,813,382

Total intangible assets and goodwill	$22,455,012	$(3,790,314)	$18,664,698	$22,455,012	$(1,674,790)	$20,780,222

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Intangible Assets (Continued)

Future amortization expense related to these intangible assets is expected to be as follows:

Years ending December 31:
2018	$2,115,524
2019	2,115,524
2020	2,115,524
2021	2,115,524
2022	2,115,524
Thereafter	8,087,078

$18,664,698

Note 7. Debt

As of December 31, debt consisted of the following:

	2017	2016
Amended and restated notes payable to senior lender/member:
Term note payable (bearing interest, payable monthly at LIBOR plus 9.5% (10.83% and 10.24% at December 31, 2017 and 2016, respectively; principal due on February 15, 2019)	$20,000,000	$20,000,000
Bridge note payable (due in monthly principal installments of $45,694; noninterest-bearing; repaid on April 30, 2018)	91,389	639,722
Revolving credit note payable (see below)	8,059,848	6,009,848
Promissory note payable, related party (secured by certain real estate; bearing interest, payable monthly at 9.5%; due on March 31, 2019)	1,450,000	1,450,000
Other	323,218	791,136

	29,924,455	28,890,706
Less: Current portion	(300,070)	(1,321,378)
Less: Discount on notes payable	(1,258,366)	(2,574,780)
Less: Debt issuance costs	(144,793)	(276,181)

Total long-term debt, less current portion	$28,221,226	$24,718,367

The aforementioned term, bridge and revolving credit notes payable were made pursuant to an Agreement, which was executed on March 16, 2016 (and most recently amended on May 2, 2018), concurrent with the Restructuring Transaction (see Note 2). The Agreement provides for a security interest in substantially all of the Company’s assets and contains certain restrictive covenants, and a financial covenant. The Company was in violation of a nonfinancial covenant, for which a waiver was obtained.

The revolving credit note provided for maximum available borrowings of $7,000,000, matured on June 30, 2017, and bears interest, payable monthly at LIBOR plus 9.5 percent (10.83 percent and 10.24 percent at December 31, 2017 and 2016, respectively). During 2017, amendments to the agreement were executed on June 21, 2017, and August 14, 2017, which extended the maturity date of this facility to February 19, 2019, and increased the maximum available borrowings to $9,000,000. Subsequent to year-end, additional amendments to the Agreement were executed on April 16, 2018, and May 2, 2018, which increased the maximum available borrowings to $9,750,000.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 7. Debt (Continued)

In connection with the adoption of ASC 805, effective March 16, 2016, the notes payable made pursuant to the Agreement were recorded at fair value, which provided for a debt discount of approximately $3,955,000. Such fair value was determined using an option pricing model with the following assumptions: expected life of two years, volatility of 60.2 percent and a risk-free interest rate of 0.9 percent. During the year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016, the Company recorded approximately $1,340,000 and $1,380,000, respectively, in debt discount amortization, which was recorded using the effective interest method.

Related-party interest expense approximated $4,305,000 and $3,600,000 for the year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016, respectively. Related party accrued interest payable approximated $311,000 and $112,000, respectively, at December 31, 2017 and 2016, and is included on the accompanying consolidated balance sheets in other current liabilities and accrued expenses.

Aggregate maturities of long-term debt as of December 31, 2017, are as follows:

Years ending December 31:
2018	$300,070
2019	29,558,386
2020	44,662
2021	21,337

$29,924,455

Note 8. Employee Benefit Plan

The Company maintains a 401(k) plan covering substantially all employees. The plan, which was restated on January 1, 2017, provides for employer safe harbor, matching and profit sharing contributions based primarily on employee participation. Employer contributions approximated $209,000 and $189,000 for the year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016, respectively.

Note 9. Members’ Equity

As provided in the Limited Liability Company Agreement, the Class A Membership Interests are owned by an entity affiliated with the lender and the Class B Membership Interests are owned by an entity controlled by the former owners of OEMG. On any action required or permitted to be voted on by the Members, the Class A Members and Class B Members shall vote as a single class, with the Class A Members collectively entitled to 75 percent of the aggregate vote and the Class B Members collectively entitled to 25 percent of the aggregate vote. Profits and losses of the Company are allocated to members’ capital accounts in the amount that would be distributed pursuant to a hypothetical distribution for book value (as defined), adjusted for applicable provisions of the Internal Revenue Code (75 percent to Class A and 25 percent to Class B, adjusted for a Qualifying Sale (as defined) that provides for Class B Members to receive a proportionately larger distribution upon a sale of the Company at a specified amount).

The Company may make distributions to unit holders as determined by its Manager for payment of federal and state income taxes.

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 10. Taxes

For the year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016, income (loss) before income taxes attributable to domestic and foreign sources approximated the following:

	2017	2016
U.S. source loss	$(5,351,000)	$(4,881,000)
Foreign source income	681,000	1,587,000

The provision for income taxes that relate to foreign source income and U.S. state income taxes consists of the following for the year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016:

	2017	2016
Current:
U.S.	$15,623	$2,322
Foreign	210,484	79,248
Deferred:
U.S.	—	—
Foreign	—	182,247

	$226,107	$263,817

The differences between statutory and effective tax rates relate primarily to the limited liability company not being subject to federal income taxes.

Note 11. Major Customers

Customers are considered major when revenue for the customer exceeds 10 percent of total revenue for the period or outstanding receivable balances exceed 10 percent of current assets. Revenues from one major customer for the period from March 16, 2016, through December 31, 2016, approximated $6,286,000. For the year ended December 31, 2017, there were no customers that exceeded 10 percent of total revenue or outstanding accounts receivable in excess of 10 percent of current assets.

Note 12. Operating Leases

The Company leases space for its corporate headquarters, clean-room and warehouse facilities in Gilbert, Arizona as well as limited warehouse and office space in Arizona, Pennsylvania, Japan, Taiwan and Singapore under operating lease agreements, which expire through November 2020.

Future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

Years ending December 31:
2018	$393,000
2019	309,000
2020	275,000

$977,000

OEM Group, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 12. Operating Leases (Continued)

Rent expense (including common area maintenance and rental taxes) under the leases described above totaled approximately $912,000 and $732,000 for the year ended December 31, 2017, and the period from March 16, 2016, through December 31, 2016, respectively.

Note 13. Litigation

In the ordinary course of conducting business, the Company becomes involved in various lawsuits and administrative proceedings. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company which, from time to time, may have an impact on earnings. Management does not currently believe that any potential liability resulting from proceedings, individually or in the aggregate, would have a material adverse effect on its consolidated financial position or results of operations.